FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2007

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

INDEX OF EXHIBITS

Exhibit 01 - Essential Fact Statement dated Feb.28, 2007.

Santiago, February 28, 2007
Gen. Mgt. /2007

Mr Alberto Etchegaray de la Cerda
Superintendent
Superintendency of Securities and Insurance
Santiago

Ref: MATERIAL INFORMATION

Dear Sir,

In accordance with articles 9 and 10, Point 2 of the Law 18,045 and the provisions set forth in the General Norm No.30 issued by your Superintendence, and under the powers conferred on me, I inform you, as material information, that at the board meeting of Enersis S.A. held today, it was unanimously agreed to propose to the Ordinary Shareholders Meeting of Enersis S.A. to be held on April 24, 2007, to distribute a final dividend for 70% of the Company’s net income, i.e. Ch$ 6.00 per share. After deducting the interim dividend of Ch$1.11 per share paid in December 2006, the amount to be distributed to shareholders and paid in May 2007,would be Ch$4.89 per share.

This would represent a total distribution of ThCh$ 195,906,998 as of December 31, 2006.

The above modifies the current dividend policy which determines the distribution of a final dividend of 60% of the distributable income of the Company.

Yours sincerely,

Ignacio Antoñanzas Alvear
Chief Executive Officer

c.c. :	Bolsa Comercio de Santiago
Bolsa Electrónica de Chile
Bolsa Corredores de Valparaíso
Comisión Clasificadora de Riesgo
Banco Santander Santiago– Representante Tenedores de Bonos

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas
--------------------------------------------------

Title: Chief Executive Officer

Date: Feb. 28, 2007